File No. 70-9701

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 4

                                       to

                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935

                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

     ALABAMA POWER COMPANY                       MISSISSIPPI POWER COMPANY
     600 North 18th Street                            2992 West Beach
   Birmingham, Alabama 35291                    Gulfport, Mississippi 39501

     GEORGIA POWER COMPANY                      SAVANNAH ELECTRIC AND POWER
241 Ralph McGill Boulevard, N.E.                          COMPANY
     Atlanta, Georgia 30308                         600 East Bay Street
                                                  Savannah, Georgia 31401

       GULF POWER COMPANY                       SOUTHERN ELECTRIC GENERATING
        One Energy Place                                  COMPANY
    Pensacola, Florida 32520                       600 North 18th Street
                                                 Birmingham, Alabama 35291

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

                Tommy Chisholm, Secretary and Assistant Treasurer
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303


     William E. Zales, Jr.                  Michael W. Southern, Vice President,
 Vice President and Secretary                      Secretary and Treasurer
     Alabama Power Company                        Mississippi Power Company
     600 North 18th Street                            2992 West Beach
  Birmingham, Alabama 35291                      Gulfport, Mississippi 39501

Judy M. Anderson, Vice President             Kirby R. Willis, Vice President,
    and Corporate Secretary               Treasurer and Chief Financial Officer
     Georgia Power Company                 Savannah Electric and Power Company
241 Ralph McGill Boulevard, N.E.                   600 East Bay Street
     Atlanta, Georgia 30308                      Savannah, Georgia 31401

         Warren E. Tate                           William E. Zales, Jr.
    Secretary and Treasurer                 Secretary and Assistant Treasurer
       Gulf Power Company                  Southern Electric Generating Company
        One Energy Place                          600 North 18th Street
    Pensacola, Florida 32520                    Birmingham, Alabama 35291

                    (Names and address of agents for service)

        This Commission is requested to mail signed copies of all orders, notices and communications to:

            W.L. Westbrook                     John D. McLanahan, Esq.
       Financial Vice President                  Troutman Sanders LLP
         The Southern Company                 600 Peachtree Street, N.E.
      270 Peachtree Street, N.W.                      Suite 5200
        Atlanta, Georgia 30303               Atlanta, Georgia 30308-2216

                           Walter M. Beale, Jr., Esq.
                               Balch & Bingham LLP
                            1901 Sixth Avenue North
                                   Suite 2600
                           Birmingham, Alabama 35203

                              INFORMATION REQUIRED

         The statement on Form U-1 as initially filed in this proceeding is hereby amended and restated in its entirety as follows:

Item 1.  Description of Proposed Transactions.

         The Southern Company ("Southern") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Southern proposes to organize a new subsidiary company ("NewCo"). Upon obtaining requisite regulatory authorizations, NewCo will undertake the construction and ownership of certain electric power generation interconnected to the transmission systems of Alabama Power Company ("Alabama"), Georgia Power Company ("Georgia"), Gulf Power Company ("Gulf"), Mississippi Power Company ("Mississippi"), Savannah Electric and Power Company ("Savannah")1 and Southern Electric Generating Company ("SEGCO") 2 (collectively, the "Operating Companies"), or to transmission systems interconnected to those of the Operating Companies designed for serving the power requirements of the Operating Companies and of other power purchasers in the region. 3 In addition, NewCo proposes to invest in exempt wholesale generators ("EWGs"), the generation of which may not be interconnected to transmission systems of the Operating Companies. NewCo will not invest in foreign utility companies ("FUCOs") or foreign EWGs. Certain power generation owned by NewCo may be integrated into the power generation owned by the Operating Companies and operated on a central dispatch basis by Southern Company Services, Inc. ("Services").


__________________________

1 Alabama, Georgia, Gulf, Mississippi and Savannah are public utility company subsidiaries of Southern.

2 Alabama and Georgia each own 50% of the common stock of SEGCO and are each entitled to 50% of the output of SEGCO.

         A.       Purpose of NewCo.

         It is proposed that NewCo will own substantial portions of the generation for wholesale sales to third parties and to some or all of the Operating Companies. NewCo will not engage in retail sales of electricity. The wholesale sales of electricity are subject to approval by the Federal Energy Regulatory Commission (the "FERC") under procedures promulgated under the Federal Power Act, as amended (the "Federal Power Act"), designed to preserve the integrity of state regulatory authority over retail electricity sales.

         Over the last few years, electric supply in the United States has been dramatically transformed from a heavily regulated industry to one that is now extremely fast paced and marked by unprecedented levels of customer choice and competition. Southern is adapting to this new environment by forming NewCo. The formation of NewCo reflects an organizational change which will focus on wholesale generating assets in the Southeast. NewCo will facilitate Southern's adaptation to that new business environment by consolidating the sort of wholesale activities that are currently being conducted on a piecemeal basis by the existing Operating Companies. The organizational change is expected to produce efficiencies in at least three respects:

         (1) It will provide a structure to clearly separate assets that are involved in wholesale transactions from retail ratemaking. Under the current structure, an Operating Company is free to engage in wholesale transactions, and the Operating Companies have done so for many years. Nevertheless, a significant amount of time and effort is required by the state commissions (and their staffs) and company management to ensure that the retail/wholesale operations

________________________


3 The Commission recently granted similar authority to another holding company system. See Allegheny Energy, Inc. et al., Holding Company Act Release No. 27101, dated November 12, 1999.

are properly segregated from both an accounting and a ratemaking standpoint. Establishing a separate company to handle those transactions in the future will conclusively resolve any such concerns and will reduce (if not eliminate) the need for jurisdictional separation studies or other such time consuming and costly safeguards that are otherwise used for this purpose.

         (2) It will simplify the resource planning process for the existing Operating Companies, which must now reconcile two different concepts of business development. Under current retail regulation, each Operating Company has a statutory duty to serve retail customers located in its service territory. To meet that need, it procures resources to serve that projected load (including reserves). In contrast, the customer choice available in the wholesale market requires an entirely different planning process -- one that involves the analysis of prospective arrangements, the rapid formulation of definitive bids and the development of plants that are intended either to meet a delivery deadline under a winning bid or to serve as a source of supply for future bids. In short, the retail and wholesale markets require different approaches to planning and decision making, and thus efficiencies would result from their segregation.

         (3) It will expedite decision making. The above-described wholesale power market now moves very quickly. Some of the current decision making regarding wholesale power requires coordination among the dispersed management structures of the individual Operating Companies. As a separate corporate entity, NewCo will be in a position to make decisions in a time frame that is more compatible with the requirements and expectations of the market.

         While the formation of NewCo offers the improvements and efficiencies described above, it will in no way diminish the reliability of electric supply in the Southeast. Regional reliability will be just as strong as it would have been in the absence of this organizational change. Southern will continue to develop and/or purchase supply resources to provide reliable service to its wholesale and retail customers through the Operating Companies and also NewCo.

         B.       Formation and Capitalization of NewCo.

         Southern and the Operating Companies request the authority to complete all steps necessary for the organization of NewCo, a limited liability company or corporation, as a new subsidiary of Southern4 (see Exhibit A-1). Southern and the Operating Companies further seek authority for the issuance by NewCo and the acquisition by Southern of limited liability company interests or other equity interests in NewCo.

         As described more fully in Item 1, Section E. Financing Authority, Subsection 1 Equity Funding, Guarantee and Parent Support Authority herein, the initial capitalization of NewCo may take the form of any combination of: (1) purchases of or contributions in respect of limited liability company interests or other forms of equity interests; (2) open account advances without interest;
(3) loans; and (4) Guarantees (as defined below) issued in support of securities and other obligations of NewCo. Southern and NewCo will maintain the equity component of NewCo's consolidated capitalization at or above 30%. Applicants propose that NewCo be permitted to maintain a common equity component less than 30% and request that the Commission reserve jurisdiction over transactions that would cause the common equity component of NewCo's consolidated capitalization to fall below 30%.

_______________________________

4 An Operating Company may form a wholly-owned subsidiary which will acquire certain assets described herein from such Operating Company and which will subsequently be spun off to Southern and be merged into a limited liability company or corporation to form NewCo.

         C. Transfer of Assets by the Operating Companies and Acquisition of Assets by NewCo.

         Southern and the Operating Companies propose to transfer the following asset and types of assets (collectively, the "Plant Sites and Generating Equipment") to NewCo: Plant Dahlberg in Jackson County, Georgia; plants under construction and/or undeveloped plant sites prior to their becoming utility assets; and existing contracts for wholesale sales of electricity.

         Georgia Power Company, a public utility subsidiary of Southern Company, is currently developing the Plant Dahlberg facility, an 800 MW simple-cycle natural gas peaking facility located north of Athens, Georgia. The facility will initially consist of 10 combustion turbine generating units. Units 1-8 entered commercial operation during May through June 2000. Units 9 and 10 are scheduled for commercial operation in the spring of 2001. Primary fuel for the units will be natural gas, with No. 2 fuel oil backup. The facility is interconnected to the Georgia Integrated Transmission System and the Southern Company electrical control area via a 230 kV transmission line and is centrally dispatched as part of the Southern control area. Plant Dahlberg will be transferred at the book cost of Georgia Power Company, which was approximately $204 million at September 30, 2000, and is estimated to appreciate to $275 million, upon completion of Units 9 and 10 in the spring of 2001.

         The Plant Sites and Generating Equipment will be transferred or sold to NewCo in an amount equal to the net book value thereof. NewCo will pay cash and/or issue promissory notes, secured by purchase money mortgages on the Plant Sites and Generating Equipment, for the Plant Sites and Generating Equipment to the respective Operating Company in complete consideration therefor. Promissory notes would only be issued to the Operating Companies for a term not to exceed five years and at interest rates equivalent to similar securities of a like maturity, provided that such rate of interest fully compensates the Operating Company for its cost of funds. After the transfer of the Plant Sites and Generating Equipment, NewCo will assume responsibility for the construction and ownership of the Plant Sites and Generating Equipment.

         NewCo will become an "electric utility company" as defined in Section 2(a)(3) of the Act.

         D. Intercompany Interchange Contract.

         By order issued June 15, 2000 under the Federal Power Act, the FERC approved the participation of NewCo in the Intercompany Interchange Contract dated as of February 17, 2000 among Alabama, Georgia, Gulf, Mississippi, Savannah, NewCo and Services (the "Intercompany Interchange Contract"). The Intercompany Interchange Contract is a wholesale power sale rate schedule and coordination agreement subject to the jurisdiction of the FERC pursuant to
Section 205 of the Federal Power Act. The principal purpose of the Intercompany Interchange Contract is to provide for the accounting for energy transfers among the participants that result from the operation of their power generation on a centrally dispatched basis (the "Pool").5 Under the Intercompany Interchange Contract, each participant is deemed to retain its lowest cost energy resources to serve its own load and its remaining resources are made available to the Pool at a rate that recovers variable cost. Centralized dispatch results in a lower energy cost than would be achieved through independent operation because the participants can purchase from the Pool when doing so is less expensive than using their own resources. Pooled power operations also reduce the reserve requirements needed for reliable energy supply from those that would be required on a single company stand alone basis.

__________________________

5 The Intercompany Interchange Contract also provides for the sharing of reserves among the participants.

         E. Financing Authority.

         The applicants request authority to engage in the transactions described below from time to time, as applicable, through June 30, 2005.

                  1. Equity Funding, Guarantee and Parent Support Authority.

         Southern seeks finance authority to fund the development and growth of NewCo. Funding from Southern in an aggregate amount not to exceed $1.7 billion may take the form of any combination of: (1) purchases of or contributions in respect of limited liability company interests or other forms of equity interests; (2) open account advances without interest; (3) loans; and (4) Guarantees issued in support of securities and other obligations of NewCo. The proceeds of such financings will be used to finance the operations of NewCo authorized herein including the acquisition, construction and operation of power generation facilities, fuel and power generation equipment procurement and storage, and energy-related activities, including those authorized pursuant to 17 C.F.R. ss. 250.58, pertaining thereto.

         Guarantees may be utilized as credit support for NewCo. The increase in guarantee authority is necessary if NewCo is expected to achieve its goal of increasing operating income from non-rate-regulated businesses in the next few years. Southern proposes to issue additional guarantees or provide other forms of credit support or enhancements (collectively, "Guarantees") to, or for the benefit of, NewCo. Guarantees may take the form of Southern agreeing to guarantee, to undertake reimbursement obligations, to assume liabilities or to assume other obligations with respect to, or to act as surety on, bonds, letters of credit, evidences of indebtedness, equity commitments, performance and other obligations undertaken by NewCo.

         The terms and conditions of the Guarantees will be established through arms-length negotiations based upon current market conditions. Any Guarantee issued will be without recourse to any of the Operating Companies.

         Southern also seeks authority to issue loans with a term not to exceed two years to NewCo in order to provide liquidity to NewCo to facilitate cash management. NewCo needs the flexibility to be able to obtain parent company loans if the need arises in its business operations. Such loans will be at interest rates and maturities designed to provide a return to Southern at its effective cost of capital.

                  2. NewCo Independent Financing.

         In connection with its daily operations, financing the acquisition, construction and operation of assets owned by it and its subsidiaries, and to achieve its business goals, it will also be necessary for NewCo to obtain independent financing. This financing is currently expected to take, without limitation, the form of bank loans and/or bank credit support, project financing, lease or sale/leaseback transactions,6 commercial paper programs, preferred equity, preferred securities,7 debt secured by NewCo's assets or unsecured debt, notes, debentures and other issuances of equity. In connection with project financing of generating assets, NewCo may acquire securities or other interests in project subsidiaries. In addition, NewCo proposes to incur obligations in connection with the issuance and sale by public instrumentalities of one or more series of revenue bonds. NewCo requests that the Commission


_______________________________

6 In connection with any lease or sale/leaseback transaction, NewCo may transfer or sell its utility assets to a third party. NewCo will lease such assets from the third party with an option to buy back the assets. Applicants request that the Commission reserve jurisdiction over such transactions.

7 In connection with the issuance of preferred securities, NewCo will organize a special purpose subsidiary (each, a "SPS") and may organize another special purpose subsidiary for the purpose of complying with applicable state law. A SPS will issue preferred securities to third parties and NewCo will acquire all of the common equity or general partnership interests of the SPS. NewCo will simultaneously issue debt securities to the SPS and may guarantee certain payments with respect to the preferred securities.

authorize it to obtain financing in an aggregate amount not to exceed $2.5 billion, which is in addition to parent support, guarantees and other commitments described in under Item 1, Section E. Financing Authority, Subsection 1. Equity Funding, Guarantee and Parent Support Authority herein.

         The interest rate or other distribution rate for independent financings will reflect rates obtained by companies with comparable credit quality. It is expected that the rate will not exceed the highest of the following rates: (i) 400 basis points over U.S. Treasury securities, (ii) a gross spread over U.S. Treasury securities that is consistent with similar securities having comparable maturities, (iii) 200 basis points over the prime rate or (iv) 350 basis points over LIBOR.

                  3. Dividend Authority.

         In order to manage its financial assets most efficiently, pursuant to Rule 46, NewCo requests that the Commission reserve jurisdiction with respect to authority for it and its subsidiaries to pay dividends to Southern out of capital or unearned surplus to the extent permitted by the applicable law and without impairing the rights of the holder of outstanding securities. This will permit NewCo and its subsidiaries to avoid having excess unrestricted cash trapped in subsidiaries.

         F. Proposed Service Agreements with Services and Operating Companies.

         Initially, Southern anticipates that NewCo will not have a significant number of its own employees. It is likely that (1) personnel employed by Services, a service company approved by the Commission under Section 13 of the Act and Rule 88 thereunder (see The Southern Company et al., Holding Company Act Release No. 14776, dated December 21, 1962), will provide a wide range of services on an as-needed basis pursuant to a Service Agreement ("Service Agreement") to be entered into between NewCo and Services and (2) personnel employed by the Operating Companies will also provide services to NewCo pursuant to Operating Agreements (the "Operating Agreements") between NewCo and each Operating Company or other arrangements.

         The Service Agreement will take effect upon Commission approval thereof and will be similar in all material respects to those service agreements which Services has signed with each of the Operating Companies. Under the proposed Service Agreement, Services will render to NewCo, at cost computed in accordance with Rules 90 and 91 under the Act and other applicable rules and regulations, various services including general executive and advisory services, power pool operations, general engineering, design engineering, purchasing, accounting, finance and treasury, taxes, insurance and pensions, corporate, rates, budgeting, public relations, employee relations, systems and procedures and other services with respect to business and operations. Services will account for, allocate and charge its costs of the services provided on a full cost reimbursement basis under a work order system consistent with the Uniform System of Accounts for Mutual and Subsidiary Service Companies. The time that Services employees spend working for NewCo will be billed to and paid by NewCo on a monthly basis, based upon time records. Each company will maintain separate financial records and detailed supporting records. The proposed form of Service Agreement to be entered into is filed as Exhibit B-1.

         The Operating Agreements will provide that each Operating Company will provide certain services relating to accounting matters and to the construction, operation, maintenance and rehabilitation of assets owned by NewCo at cost to NewCo. The proposed form of Operating Agreement is attached hereto as Exhibit B-2.

         NewCo may also determine from time to time that it is efficient and advantageous to have certain development activities performed by its own employees and/or by unaffiliated third parties. Such arrangements with unaffiliated third parties will be on a fee-for-service negotiated basis at market rates.

         G. Formation of EWG Subsidiaries of NewCo.

         NewCo proposes to acquire securities or interests in the business of one or more EWGs, as such term is defined in the Act (the "Exempt
Subsidiaries"), either directly or indirectly through project companies ("Intermediate Companies").

                  1. Use of Intermediate Companies.

         Intermediate Companies would be special purpose subsidiaries formed to exclusively engage in activities to facilitate the consummation of investments in EWGs. They may also engage in development activities.8 Intermediate Companies may acquire interests in, finance the acquisition of and hold the securities of EWGs. Intermediate Companies would enhance the ability of NewCo to respond quickly to investment opportunities. An Intermediate Company may be organized at the time of the making of bids or proposals to acquire an interest in any EWG or at any time thereafter in order to facilitate the bidding and subsequent consummation of an acquisition of an interest in an EWG.

         Southern also proposes that an Intermediate Company may issue equity securities and debt securities to persons other than NewCo or Southern (and with respect to which there will be no recourse to Southern), including banks, insurance companies and other financial institutions, exclusively for the purpose of financing (including any refinancing) investments in EWGs.

_____________________________

8 Development activities will include project due diligence and design review; market studies; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds, cash deposits or the like; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "host" users, fuel suppliers and other project contractors; negotiation of financing commitments with lenders and equity co-investors; and such other preliminary development activities as may be required in preparation for the acquisition or financing of a project.

                  2. Investment in Intermediate Companies and Exempt
         Subsidiaries.

         The Intermediate Companies may issue securities to Southern and/or NewCo, and Southern and/or NewCo may acquire the securities. The investment by Southern or NewCo in the Exempt Subsidiaries may take the form of capital stock or shares, debt securities, trust certificates, capital contributions, open account advances without interest and partnership interests or other equity or participation interests, bid bonds or other credit support to secure obligations incurred by NewCo and/or Intermediate Companies in connection with Exempt Subsidiary investments or of NewCo's undertaking to contribute equity to an Intermediate Company. Southern and NewCo propose, from time to time through June 30, 2005, to (1) guarantee the indebtedness or other obligations of one or more Exempt Subsidiaries; (2) assume the liabilities of one or more Exempt Subsidiaries; and/or (3) enter into guarantees and letters of credit reimbursement agreements in support of equity contribution obligations or otherwise in connection with project development activities for one or more Exempt Subsidiaries. Guarantees and credit support are also described under Item 1, Section E. Financing Authority, Subsection 1. Equity Funding, Guarantee and Parent Support Authority herein.

         Investments may be made from Southern to NewCo and/or Intermediate Companies directly or indirectly. Any open account advance made by Southern will have a maturity of not more than one year.

         Southern requests approval to enter into reimbursement agreements with banks to support letters of credit delivered as security for Southern's or NewCo's equity contribution obligation to an Intermediate Company or otherwise in connection with an Intermediate Company's or Exempt Subsidiary's project development activities.

         The investment in Intermediate Companies and Exempt Subsidiaries is included in the $4.2 billion authority requested in Item 1, Section E. Financing Authority herein.

                  3. Rule 53 and Rule 58 Compliance.

         Southern will report all "aggregate investment" as defined under Rule 53 of the Act on a consolidated basis. In addition, to the extent that Southern provides funds to NewCo that are used to invest in an energy-related company (within the meaning of Rule 58 under the Act), the amount of the investment will be included in the calculation of "aggregate investment" required under Rule 58.

         H. NewCo to Sign Income Tax Allocation Agreement.

         In accordance with Rule 45 of the Act, NewCo will participate in the Income Tax Allocation Agreements, as amended, by signing an amendment to such agreements.

         I. Reporting Requirements.

         Southern proposes that a single consolidated quarterly report be filed by Southern pursuant to Rule 24, with respect to all activities of Southern and its subsidiaries authorized in this file. The format of the report shall continue to include the following:

                  Item (1) A copy of the balance sheet and income statements as of and for the period ending on the last day of such quarter for direct subsidiaries of Southern that hold the securities of EWGs, including, without limitation, NewCo.

                  Item (2) A narrative description of NewCo's activities during the quarter just ended organized by business category (project development, project related services and other) and, within each category, a description of new developments by project type (e.g., EWGs, energy related activities, etc.).

                  Item (3) Amounts and forms of: (i) guarantees of, and similar provisions and arrangements concerning, performance and undertaking of other obligations by NewCo or any subsidiary of NewCo; and (ii) indemnifications of and with respect to persons acting as sureties on bonds or other obligations on behalf of NewCo or any subsidiary of NewCo which Southern has agreed to grant in the event a bid by any of the foregoing is accepted.

                  Item (4) Amounts and forms of: (i) guarantees of, and similar provisions and arrangements concerning, performance and undertaking of other obligations by NewCo or any subsidiary of NewCo which Southern has granted and are currently effective; and (ii) indemnification's of and with respect to persons acting as sureties on bonds or other obligations on behalf of NewCo or any subsidiary of NewCo which Southern has granted and are currently effective.

                  Item (5) A description of services and goods obtained from associate companies, including services to NewCo, specifying the type of service, the number of personnel from each associate company providing services during the quarter and the total dollar value of such services.

                  Item (6) A description of services and goods provided to associate companies and NewCo which identifies the recipient company, the charge to the associate and whether the charge was computed at cost, market or pursuant to another method, which method shall be specified.

                  Item (7) A chart showing, as of the end of such quarterly period, all associate companies of Southern that are EWGs, Intermediate Subsidiaries, Special Purpose Subsidiaries and Energy-Related Companies; Southern's direct or indirect investment in each such entity; the aggregate direct and indirect investment by Southern in all such entities; and Southern's percentage equity ownership in each such entity, together with a statement indicating by category the type of entity or person (i.e., domestic corporation, foreign corporation, foreign government or natural persons) owning the equity interests in each such entity that are not held directly or indirectly by Southern.

Item 2.  Fees, Commissions and Expenses.

         The fees, commissions and expenses paid or incurred or to be paid or incurred in connection with the proposed transactions are estimated not to exceed $100,000.

Item 3.  Applicable Statutory Provisions.

         The applicants consider that Sections 6, 7, 9, 10, 11, 12 and 13 of the Act and Rules 43, 44, 45, 46, 53, 54, 58, 88, 90 and 91 under the Act are applicable to the proposed transactions.

         To the extent that other sections of the Act or the Commission rules thereunder are deemed to be applicable to the transactions described herein, such sections and rules should be considered to be set forth in this Item 3.

         Section 9(a)(1) provides that unless the acquisition has been approved by the Commission under Section 10, it shall be unlawful for any registered holding company or any subsidiary company thereof "to acquire, directly or indirectly, any securities or utility assets or any other interest in any business."

         Applicants believe that the proposed transactions described herein which are subject to Section 9(a) of the Act satisfy the standards of Section 10 of the Act.

         Applicants also believe that the consideration to be paid in connection with the transactions described herein is fair and reasonable.

         Applicants believe that the transactions described in Item 1 do not unduly complicate the capital structure of the Southern system and are in the public interest and in the interest of investors and consumers. Applicants also believe that the transactions described in Item 1 will tend toward the proper functioning of the Southern system in a deregulated wholesale market and, as a consequence, toward the economical and efficient development of an integrated public utility system. The request that NewCo and its subsidiaries be permitted to pay dividends from unearned surplus is consistent with Commission precedent. See Conectiv, Inc., Holding Company Act Release No. 27079 (September 27, 1999.)

         The transactions described in Item 1 are, in the context of deregulation in the wholesale electrical generation market, "reasonably incidental, or economically necessary and appropriate to" the operations of a registered electric utility holding company system such as Southern. See The Southern Company, Holding Company Act Release No. 26211, dated December 30, 1994. These transactions will enable the Southern system to offer competitive generation in the wholesale market, thus they tend toward the economical and efficient development of an integrated public utility system.

         The various transfers of assets and equity securities and the formation of NewCo described in Item 1 would not result in the existence of any company in the holding company system that would unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of the Southern system. The creation of the new subsidiary is necessary to adapt to competition in the wholesale generation industry and will contribute to the efficient operation of Southern's integrated power supply system. Plant Dahlberg operates as part of that system. As noted in Item 1, the transfers and the formation of new subsidiary will allow the Operating Companies to continue to serve the needs of their requirements customers while gearing Southern for competition in a deregulated wholesale generation market, will allow NewCo to manage and operate its generating assets with due regard to market considerations and will increase the flexibility for financing activities on cost-effective terms that reflect the costs of capital for each area of business activity. After all transfers and actions described in Item 1 are completed, redundant organizational structures will not remain. As described in Item 1 hereof, Southern will achieve a number of operating, financial and managerial benefits from forming NewCo that are consistent with and will contribute to the efficient operation of an integrated utility system. See WPL Holdings Inc.,

Holding Company Act Release No. 25377, dated September 18, 1991. Accordingly, approval is warranted under Section 10 of the Act.

         Rule 54 Analysis: The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

         Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At September 30, 2000, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.565 billion, or about 58.14% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2000 ($4.412 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 26501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

         The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). Southern's consolidated capitalization as of September 30, 2000 was 40.4% equity,9 59.6% debt including all non-recourse debt, and 55.7% equity and 44.3% debt excluding all non-recourse debt. On a pro forma basis, taking into consideration the transactions contemplated hereby, such ratios are 40.4% and 59.6%, respectively, for equity and debt. The common equity component of Southern's pro forma consolidated capitalization includes $11.080 billion of common stock equity, representing 32.5% of capitalization and $2.688 billion principal amount of

______________________________

9 Excluding preferred stock and preferred securities from the equity component of Southern's consolidated capitalization, the equity component was 31.4% of total capitalization.

preferred stock and preferred securities representing 7.9% of capitalization.

         Since the date of the Rule 53(c) Order, there has been a reduction in Southern's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the affiliated operating companies, which have a significant influence on the Southern corporate rating, continue to show strong financial statistics as measured by the rating agencies. The following table presents the senior secured ratings history for each as rated by S&P, Moody's and Fitch:

------------- ---------- --------- --------- --------- --------- ---------
Company       Agency     1995      1996      1997      1998      199910
------------- ---------- --------- --------- --------- --------- ---------
------------- ---------- --------- --------- --------- --------- ---------
Alabama       S&P        A+        A+        A+        A+        A+
              Moody's    A1        A1        A1        A1        A1
              Fitch      A+        AA-       AA-       AA-       AA-
------------- ---------- --------- --------- --------- --------- ---------
------------- ---------- --------- --------- --------- --------- ---------
Georgia       S&P        A+        A+        A+        A+        A+
              Moody's    A1        A1        A1        A1        A1
              Fitch      AA-       AA-       AA-       AA-       AA-
------------- ---------- --------- --------- --------- --------- ---------
------------- ---------- --------- --------- --------- --------- ---------
Gulf          S&P        A+        A+        AA-       AA-       AA-
              Moody's    A1        A1        A1        A1        A1
              Fitch      A+        AA-       AA-       AA-       AA-
------------- ---------- --------- --------- --------- --------- ---------
------------- ---------- --------- --------- --------- --------- ---------
Mississippi   S&P        A+        A+        AA-       AA-       AA-
              Moody's    Aa3       Aa3       Aa3       Aa3       Aa3
              Fitch      AA-       AA-       AA-       AA-       AA-
------------- ---------- --------- --------- --------- --------- ---------
------------- ---------- --------- --------- --------- --------- ---------
Savannah      S&P        A+        A+        AA-       AA-       AA-
              Moody's    A1        A1        A1        A1        A1
              Fitch      Not rated Not rated Not rated Not rated Not rated
------------- ---------- --------- --------- --------- --------- ---------

         Southern's consolidated retained earnings grew on average approximately 5.9% per year over the last five years. Excluding the $111 million one-time windfall profits tax imposed on SWEB in 1997, the $221 million write down of

_______________________________________


10 In April 2000, Moody's and Duff & Phelps (now known as Fitch) reaffirmed their ratings; however, S&P placed the ratings of Southern and its affiliates on credit watch with negative implications.

assets in 1998, the $69 million write down of the Mobile Energy investment in 1999 and the $78 million gain on the sale of the SWEB supply business in 1999, the average growth would be 7.4%. In 1999, consolidated retained earnings increased $354 million, or 9.1%. Southern's interests in EWGs and FUCOs have made a positive contribution to earnings over the four calendar years ending after the Rule 53(c) Order.

         Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs has not had an adverse impact on Southern's financial integrity.

Item 4.  Regulatory Approval.

         No state commission has jurisdiction with respect to the subject transactions and, assuming that the Commission authorizes and approves all aspects of the subject transactions (including the accounting therefor), no other Federal commission has jurisdiction with respect thereto except that NewCo's participation in the Intercompany Interchange Contract and any wholesale sales of electric power will be subject to FERC jurisdiction under the Federal Power Act.

Item 5.  Procedure.

         The applicants hereby request that the Commission's order be issued as soon as the rules allow. The applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission, consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and request that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements.

         The following exhibits and financial statements are filed as a part of this Application/Declaration:

         (a) Exhibits

                  A-1- Proposed Certificate of Incorporation of NewCo.

                  A-2- Proposed By-Laws of NewCo.

                  B-1- Form of Service Agreement.

                  B-2- Form of Operating Agreement.

                  C  - Not applicable.

                  D-1- Approval of the FERC regarding NewCo's participation in the Intercompany Interchange Agreement.

                  E  - Not applicable.

                  F-1- Opinion of Troutman Sanders LLP, counsel to Southern.

                  F-2- Opinion of Balch & Bingham LLP, counsel to Alabama.

                  F-3- Opinion of Troutman Sanders LLP, counsel to Georgia.

                  F-4- Opinion of Beggs & Lane, counsel to Gulf.

                  F-5- Opinion of Eaton and Cottrell, P.A., counsel to
                       Mississippi.

                  F-6- Opinion of Troutman Sanders LLP, counsel to Savannah.

                  G  - Form of Notice. (Previously filed).

         (b) Financial Statements

         Consolidated balance sheet of The Southern Company and its subsidiaries at September 30, 2000. (Designated in the Southern Company's Form 10-Q for the quarter ended September 30, 2000, File No. 1-3536.)

         Consolidated statements of income and cash flows for The Southern Company and its subsidiaries for the six months ended September 30, 2000. (Designated in The Southern Company's Form 10-Q for the quarter ended September 30, 2000, File No. 1-3536.)

Item 7.  Information as to Environmental Effects.

         (a) The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  December 21, 2000            THE SOUTHERN COMPANY


                                    By:  /s/Tommy Chisholm
                                             Tommy Chisholm
                                             Corporate Secretary and Assistant
                                             Treasurer

                                    ALABAMA POWER COMPANY


                                    By: /s/Wayne Boston
                                             Wayne Boston
                                             Assistant Secretary

                                    GEORGIA POWER COMPANY

                                    By: /s/Wayne Boston
                                             Wayne Boston
                                             Assistant Secretary

                                    GULF POWER COMPANY


                                    By: /s/Wayne Boston
                                             Wayne Boston
                                             Assistant Secretary

                                    MISSISSIPPI POWER COMPANY


                                    By: /s/Wayne Boston
                                             Wayne Boston
                                             Assistant Secretary

                                    SAVANNAH ELECTRIC AND POWER COMPANY


                                    By: /s/Wayne Boston
                                             Wayne Boston
                                             Assistant Secretary

                                    SOUTHERN ELECTRIC GENERATING COMPANY


                                    By: /s/Wayne Boston
                                             Wayne Boston
                                             Assistant Secretary